SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 7, 2004
Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW ANNOUNCES FIRST QUARTER CUSTOMER RESULTS AND
UPDATED GUIDANCE FOR FISCAL 2005.

Calgary, Alberta, December 6, 2004 – Shaw announced today strong first quarter subscriber growth. Basic cable customers grew 17,109, digital subscribers grew 21,501 and Internet customers were up 47,748. This represents growth in the quarter of 4.0% and 4.7% for digital and Internet, respectively. Due in part to typical seasonal disconnects, Satellite customers declined 3,068.

“The growth in customers highlights the success of our promotional programs, the strength of our bundles, and our focus on customer service and retention,” commented Jim Shaw, CEO of Shaw Communications Inc. “With the growth we’ve seen early in the year, we expect that success-based capital will be higher than initial expectations for the full year. In addition, we believe that it’s important to advance certain capital expenditures in order to ensure that our network can handle the additional demand, and to accelerate the rollout of Digital Phone and other new products and services. We also anticipate that service operating income before amortization will be lower than our original expectations due to costs associated with promotional and new product programs, as well as more moderate rate increases.”

“Our strategy is to focus on customer acquisition and retention as we enter the initial phase of what we expect will be significantly more intense competition. We are excited about the potential for Digital Phone and are taking all steps necessary to ensure that we have a successful product launch,” said Jim Shaw.

Preliminary guidance for fiscal 2005, previously issued in June, 2004, estimated free cash flow for the year to be $325 million. For the full year, the Company now expects service operating income before amortization to range between $970 - $985 million, and capital expenditures to range between $420 - $430 million. Free cash flow is forecasted to range between $270 - $285 million. The Company remains confident that the Satellite business will generate positive free cash flow for the fiscal year.

“In fiscal 2004, we almost tripled free cash flow to $279 million (2003 – $98 million). We remain strongly committed to free cash flow growth and believe that for this fiscal year our focus should be on the customer, the capabilities of our network and speed of product rollout. These are important immediate priorities which will position us for enhanced growth in the future. Now is the right time to re-invest in our core business and to focus on the launch of products like Digital Phone as we face new competition,” said Jim Shaw.

This news release contains forward-looking statements, identified by words such as “anticipate, “believe”, “expect”, “plan”, “intend”, “target”, and “goal”. These statements are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges. (Symbol: TSX-SJR.NV.B, NYSE-SJR).

For further information, please contact:

Steve Wilson
Senior V.P., Chief Financial Officer
Shaw Communications Inc.
403-750-4500